April 28, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 2000 and 1999, total revenues decreased 0.7% from $525,914 to $522,435 and total expenses increased 6.0% from $291,580 to $309,085. As a result, net income decreased 9.0% to $213,350 for the three-month period ended March 31, 2000, from $234,334 for the same period in 1999. Rental revenue remained relatively constant as lower occupancy levels offset revenue from higher unit rental rates. Occupancy levels for the Partnership's four mini-storage facilities averaged 80.6% for the three month period ended March 31, 2000 as compared to 85.9% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $15,900 (6.5%) primarily as a result of increases in yellow pages advertising costs, maintenance and repair and salary and wages expenses, partially offset by a decrease in power and sweeping expenses. Power and sweeping expenses de-creased as the substantial snow removal costs in the prior year associated with the blizzard that hit Illinois and Michigan, where two of the Partner-ship's properties are located, did not materialize in the current year. General and administrative expenses remained relatively constant.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President